December 30, 2016

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington DC 20549

Attention: Craig Arakawa, Brank Chief, Office of Beverages, Apparel, and Mining

Re:	McEwen Mining Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed March 11, 2016
File No. 001-33190

Dear Mr. Arakawa:

We refer to your correspondence dated December 22, 2016, addressed to Andrew Elinesky, Chief Financial Officer of McEwen Mining Inc. (“McEwen Mining”, the “Company” or “we”), relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 (the “2015 Form 10-K”). This letter contains the responses to the comments contained in your December 22, 2016 letter.

The Company’s responses are as follows:

Form 10-K for the Year Ended December 31, 2015

Gold Bar project, page 30 and 58

Comment No. 1

We note your disclosure of measured, indicated and inferred resources in your sections describing the Gold Bar and Afgan-Kobeh properties.  The provisions in Industry Guide 7 preclude the use of any terms other than proven or probable reserves for disclosure in SEC documents.  Please remove all resource disclosure from your filing.

Response

With respect to the Gold Bar and Afgan-Kobeh properties, we acknowledge that we have not established proven or probable reserves in compliance with Industry Guide 7. This has been brought to the reader’s attention in several different sections of the 2015 Form 10-K, including pages 30, 32 and 58. Therefore, we understand that disclosure of specific data regarding measured, indicated and/or inferred resources should not be included in the 2015 Form 10-K.

We also understand that compliance with Industry Guide 7 does not preclude the disclosure of estimates of mineralized material, since mineralized material refers to material that is not included in the reserve. Therefore, we believe that disclosure of an estimate of mineralized material is appropriate and can continue to be used in our future filings so long as (i) the estimate does not include contained ounces, but only tonnage and grade, and (ii) the estimate does not include any inferred resource.  We believe the estimate of mineralized material included in our 2015 Form 10-K satisfies these requirements.

Accordingly, we will avoid any references to measured, indicated or inferred resources from the disclosure of mineralized material in our future filings and not include any inferred resource in any estimate of mineralized material.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Performance Measures

Earnings (Loss) from Mining Operations, page 61

Comment No. 2

Please tell us how the non-GAAP measure of “consolidated earnings from mining operations” reconciles to the most directly comparable GAAP financial measure presented. Please refer to the guidance in Item 10(e) of Regulation S-K.

Response

Consolidated earnings from mining operations is calculated as the sum of Earnings from mining operations from our El Gallo 1 and San Jose mines. On page 62 of the 2015 Form 10-K, a tabular disclosure is provided where we reconcile this non-GAAP measure to Gross Profit, which we believe is the most directly comparable GAAP financial measure.  We have included the tabular disclosure in Appendix A to this letter for your reference.

In the tabular disclosure, we calculate Gross Profit as revenue from gold and silver sales less production costs applicable to sales. Both line items are taken directly from the Consolidated Statement of Operations and Comprehensive Loss for our El Gallo 1 Mine. Revenue from gold and silver sales as well as production costs applicable to sales from our San Jose mine are disclosed in Note 6 - Investment in Minera Santa Cruz S.A. (“MSC”) — San Jose Mine.

The reconciliation of earnings from mining operations to Gross Profit is performed on an individual basis for the El Gallo 1 and the San Jose mines, given the different percentage of ownership that we hold in both mines and the corresponding accounting methods.  As mentioned in Note 6 - Investment in Minera Santa Cruz S.A. (“MSC”) — San Jose Mine, our 49% interest in Minera Santa Cruz, which is the owner of the San Jose mine, is accounted for using the equity method of accounting.  Accordingly, within the definition of Earnings from Mining Operations described on page 61 of the 2015 Form 10-K, we explain to the reader that Net Sales and Production Costs Applicable to Sales from the San Jose mine are presented on a 100% basis in Note 6 of the financial statements.  We also describe within the title in the tabular disclosure included in page 62 of the 2015 Form 10-K that the reconciliation of San Jose’s earning from mining operations is based on the 49% attributable basis.

With the forgoing undertaking and explanation, we believe that we have responded to all the comments in the staff’s letter.  Should you have any additional questions or comments, please contact the undersigned at 647-258-0395.

Sincerely,

MCEWEN MINING INC.

/s/ Andrew Elinesky
Andrew Elinesky
Senior Vice President & Chief Financial Officer

cc:	Mr. Robert McEwen, Chief Executive Officer — McEwen Mining Inc.
Ms. Carmen Diges, General Counsel — McEwen Mining Inc.
Mr. Richard W. Brissenden, Chair of the Audit Committee — McEwen Mining Inc.
Mr. Don Linsdell, Audit Partner — Ernst & Young LLP

Appendix A

Excerpts of Disclosures Presented in the 2015 Form 10-K

Regarding Consolidated Earnings from Mining Operations

Reconciliation of Consolidated earnings from mining operations to the most directly comparable GAAP financial measure Gross Profit:

	Three months ended		Year ended
	December 31,		December 31,
	2015	2014	2015		2014
El Gallo 1 Mine earnings from mining operations
Gold and silver sales	$11,411	$13,683	$72,956	(1)	$45,303	(1)
Production costs applicable to sales	(5,695)	(10,184)	(34,607	)(2)	(40,608	)(2)
Gross profit	5,716	3,499	38,349		4,695
Add: Amortization related to fair value increments on historical acquisitions included in Production Costs Applicable to Sales	322	322	1,288		1,288
El Gallo 1 Mine earnings from mining operations	6,038	3,821	39,637		5,983
San José earnings from mining operations (49% attributable basis)
Net sales	22,045	31,667	91,187	(3)	104,376	(3)
Production costs applicable to sales	(18,951)	(27,270)	(77,721	)(4)	(84,904	)(4)
San José earnings from mining operations	3,094	4,397	13,466		19,472
Consolidated earnings from mining operations	9,132	8,218	53,103		25,455

Note (1) — Gold and silver sales for the years ended December 31, 2014 and 2015 correspond to the balances disclosed under the “Gold and silver sales” line item in the Consolidated Statements of Operations and Comprehensive Loss, in page 80 of the 2015 Form 10-K.

Note (2) — Production costs applicable to sales for the years ended December 31, 2014 and 2015 correspond to the balances disclosed under the “Production costs applicable to sales” line item in the Consolidated Statements of Operations and Comprehensive Loss, in page 80 of the 2015 Form 10-K.

Note (3) — Net sales for the years ended December 31, 2014 and 2015 correspond to the 49% attributable Net sales balance disclosed in Note 6 — Investment in Minera Santa Cruz S.A. (“MSC”) — San Jose Mine, included in page 98 of the 2015 Form 10-K.

Note (4) — Production costs applicable to sales for the years ended December 31, 2014 and 2015 correspond to the 49% attributable Production costs applicable to sales balance disclosed in Note 6 — Investment in Minera Santa Cruz S.A. (“MSC”) — San Jose Mine, included in page 98 of the 2015 Form 10-K.